UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]   Annual Report pursuant to Section 13 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999

or

[   ]   Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____.

Commission file number: 0-11917

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Davey 401KSOP and ESOP

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240-5193

FINANCIAL STATEMENTS AND EXHIBIT(S)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

THE DAVEY 401KSOP AND ESOP

By: The Davey Tree Expert Company,
       as Plan Administrator

By: /s/ David E. Adante
       Executive Vice President, CFO and
       Secretary-Treasurer

June 29, 2000

THE DAVEY 401KSOP AND ESOP

Financial Statements for the Years Ended December 31, 1999 and 1998; Supplemental Schedule for the Year Ended December 31, 1999, and Independent Auditors' Report

THE DAVEY 401KSOP AND ESOP

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the supplemental information. The supplemental schedule and supplemental information are the responsibility of the Plan's management. The supplemental schedule and supplemental information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
June 23, 2000

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999

	Supplemental Information		
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	1999 Total
ASSETS:			
Investments, at fair value:			
Common stock	$ 37,446,588	$ 608,962	$ 38,055,550
Registered investment companies		3,396,243	3,396,243
Collective funds	355,636	1,661,946	2,017,582
Total investments	37,802,224	5,667,151	43,469,375
Receivables:			
Employer contribution	493,227		493,227
Interest receivable	1,694		1,694
Total receivables	494,921		494,921
NET ASSETS AVAILABLE FOR BENEFITS	$ 38,297,145	$ 5,667,151	$ 43,964,296

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998

	Supplemental Information		
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	1998 Total
ASSETS:			
Investments, at fair value:			
Common stock	$ 47,101,888	$ 537,344	$ 47,639,232
Registered investment companies		1,621,143	1,621,143
Collective funds	391,118	991,479	1,382,597
Total investments	47,493,006	3,149,966	50,642,972
Receivables:			
Employer contribution	450,144		450,144
Interest receivable	1,163		1,163
Total receivables	451,307		451,307
NET ASSETS AVAILABLE FOR BENEFITS	$ 47,944,313	$ 3,149,966	$ 51,094,279

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999

	Supplemental Information		
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	1999 Total
ADDITIONS:			
Participant contributions		$ 1,543,256	$ 1,543,256
Employer contributions - common shares	$ 493,227		493,227
Net appreciation (depreciation) in fair value of investments	(8,666,764)	1,027,579	(7,639,185)
Dividend and interest income	603,748	98,801	702,549
Total additions	(7,569,789)	2,669,636	(4,900,153)
DEDUCTIONS:			
Distributions to participants:			
Cash	1,958,631	149,757	2,108,388
Common shares	42,418		42,418
Administrative expenses	76,330	2,694	79,024
Total deductions	2,077,379	152,451	2,229,830
NET ADDITIONS (DEDUCTIONS)	(9,647,168)	2,517,185	(7,129,983)
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	47,944,313	3,149,966	51,094,279
End of year	$ 38,297,145	$ 5,667,151	$ 43,964,296

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998

	Supplemental Information		
	Non-Participant Directed - The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	1998 Total
ADDITIONS:			
Participant contributions		$ 1,522,723	$ 1,522,723
Employer contributions - common shares	$ 450,144		450,144
Net appreciation in fair value of investments	8,818,019	141,200	8,959,219
Dividend and interest income	608,045	97,631	705,676
Total additions	9,876,208	1,761,554	11,637,762
DEDUCTIONS:			
Distributions to participants:			
Cash	3,303,593	30,933	3,334,526
Common shares	581,495		581,495
Administrative expenses	60,609	1,109	61,718
Total deductions	3,945,697	32,042	3,977,739
NET ADDITIONS	5,930,511	1,729,512	7,660,023
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	42,013,802	1,420,454	43,434,256
End of year	$ 47,944,313	$ 3,149,966	$ 51,094,279

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

1. DESCRIPTION OF THE PLAN

The following brief description of The Davey 401KSOP and ESOP (the "Plan") (formerly The Davey Tree Company Employee Stock Ownership Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – On March 15, 1979, The Davey Tree Expert Company (the "Employer" or "Company") consummated a plan which transferred control of the Employer to its employees through an Employee Stock Ownership Plan (the "ESOP"). At December 31, 1996, all of the 2,880,000 shares sold to the ESOP had been allocated to the participants in the Plan. Accordingly, effective January 1, 1997, an amendment was adopted which renamed and restated the Plan in its entirety to incorporate a deferred savings plan (401(k)plan) feature. The Plan retained the existing ESOP assets and participant accounts.

The Plan is a qualified defined contribution plan covering all domestic employees who have attained age 21, completed one year of continuous service and who are not members of a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Key Trust Company of Ohio, N.A. (the "Trustee") serves as the Plan's trustee.

Contributions – Contributions made by the participants are limited to the amount allowed by the Internal Revenue Service with a weekly minimum contribution of $5. The Company contributes 50 percent of the first 3 percent of compensation that a participant contributes to the Plan. Employer contributions are made in either cash or the Employer's common stock.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and, (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options; however, a participant may not elect to invest more than 25 percent of their contribution in The Davey Tree Expert Company Stock Fund.

Prism Money Market Fund – Based on the prospectus, funds are invested in high-grade money market instruments.

Victory Intermediate Income Fund – Based on the prospectus, funds are invested in bonds issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities.

Employee Benefits Equity Index Fund – Based on the prospectus, funds are invested in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Franklin Small Cap Growth Fund – Based on the prospectus, funds are invested in common stocks of small and medium sized companies.

1. **DESCRIPTION OF THE PLAN (Continued)**

> *Mutual Discovery Fund* – Based on the prospectus, funds are invested in common and preferred stocks, debt securities and convertible securities of small sized companies. Approximately 50 percent of the funds are invested in foreign investments.

> *Templeton Growth Fund* – Based on the prospectus, funds are invested in common stocks and debt obligations of companies and governments in the U.S. and abroad.

> *The Davey Tree Expert Company Stock Fund* – Funds are invested in common stock of The Davey Tree Expert Company and can be temporarily invested in the EB Money Market Fund.

Participants may change their investment options quarterly.

Payment of Benefits – Participants who terminate may elect to receive distributions of vested benefits either in the form of cash or common shares of the Company. Shares are to be distributed in a lump-sum whereas, at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not exceeding either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Employer.

Forfeited Accounts – During the years ended December 31, 1999 and 1998, forfeited nonvested amounts totaled $26,597 and $165,408, respectively. These amounts are used to reduce future Employer contributions.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective funds are stated at fair value as measured by Key Asset Management, Inc., an affiliate of the Trustee, based on the fair market value of the underlying investments of each collective fund. The fair value of the Employer's common stock is based upon a common stock valuation performed by an independent stock valuation firm.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Costs of administering the Plan are paid by the Employer, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Reclassifications have been made to the prior-year financial statements to conform to the current year presentation.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	1999	**1998**
The Davey Tree Expert Company common stock, 2,927,350 shares and 1,488,726 shares, respectively	$ 38,055,550	$ 47,639,232

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,639,185, during 1999 and appreciated in value by $8,959,219 during 1998 as follows:

	(Depreciation) Appreciation	
	1999	**1998**
Common Stock	$ (8,779,443)	$ 8,913,631
Registered investment companies	932,349	(91,492)
Collective funds	207,909	137,080
	$ (7,639,185)	$ 8,959,219

4. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of investment funds managed by Key Trust Company. Key Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee by the Plan amount to $52,371 and $48,614 for the years ended December 31, 1999 and 1998, respectively.

5. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

* * * * *

THE DAVEY 401KSOP AND ESOP

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	**Description of Investment**	**Cost**	**Current Value**
*	Key Trust Company of Ohio, N.A.	Prism Money Market Fund - 24,936 units	$ 293,672	$ 313,335
*	Key Trust Company of Ohio, N.A.	Victory Intermediate Income Fund – 26,691 units	284,352	273,154
*	Key Trust Company of Ohio, N.A.	Employee Benefits Equity Index Fund – 13,103 units	953,469	1,293,189
*	Key Trust Company of Ohio, N.A.	Employee Benefits Money Market Fund - 411,058 units	411,058	411,058
	Franklin Templeton	Franklin Small Cap Growth Fund – 35,404 shares	847,542	1,562,391
	Franklin Templeton	Mutual Discovery Fund – 33,734 shares	643,316	708,407
	Franklin Templeton	Templeton Growth Fund – 42,700 shares	814,448	852,291
*	The Davey Tree Expert Company	2,927,350 Common Shares	3,121,602	38,055,550
				$ 43,469,375

* Represents a party-in-interest.

14

INDEPENDENT AUDITORS' CONSENT

The Davey Tree Expert Company

We consent to the incorporation by reference in Registration Statement No. 333-24155 of The Davey Tree Expert Company on Form S-8 of our report dated June 23, 2000, appearing in this Annual Report on Form 11-K of The Davey 401KSOP and ESOP for the year ended December 31, 1999.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 29, 2000